SECUR[illegible] 04002406 [illegible]OMMISSION
Washington, D.C. 20549

RECEIVED FEB 26 2004 158 SEC MAIL PROCESSING SECTION WASH, D.C.

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-48379

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAI Compass Institutional Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3211 Ponce De Leon
(No. and Street)

Coral Gables	Florida	33134
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward Kelly 305-461-1681
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co.
(Name - *if individual, state last, first, middle name*)

2699 S. Bayshore Drive	Miami	Florida	33133
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

PROCESSED MAR 16 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Edward Kelly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAI Compass Institutional Services, LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

(Signature)

Financial Operations Principal
(Title)

ANA M. CRUZ
MY COMMISSION # CC 914926
EXPIRES: March 13, 2004
Bonded Thru Notary Public Underwriters

(Notary Public)

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal control required by SEC Rule 17a-5.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

CAI COMPASS INSTITUTIONAL SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003







KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Members
CAI Compass Institutional Services, LLC
Coral Gables, Florida

We have audited the accompanying statement of financial condition of CAI Compass Institutional Services, LLC as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of CAI Compass Institutional Services, LLC as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Kaufman, Rossin & Co.

Miami, Florida
January 29, 2004

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

CAI COMPASS INSTITUTIONAL SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

CASH	$	2,504
RECEIVABLE FROM BROKER (NOTE 3)		127,472
DEPOSIT AT BROKER (NOTE 3)		100,000
OTHER RECEIVABLES		11,250
OTHER ASSETS		3,000
		244,226

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts payable and accrued liabilities	$	3,292
MEMBERS' EQUITY		240,934
	$	244,226

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

CAI Compass Institutional Services, LLC, formerly known as CAI Tradex, LLC (the Company) is a broker-dealer. The Company acts in an agency capacity, buying and selling securities for its customers and charging a commission. The Company serves as a broker for certain customers of Compass Advisors, LLC (Compass Advisors), an investment advisor registered with the Securities Exchange Commission and related through common ownership.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the requirements of these organizations.

Cash

The Company may from time to time maintain cash balances at a financial institution in excess of federally insured limits.

Securities Transactions

Securities transactions, along with related commission income and clearing costs, are reported on a trade date basis.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for major improvements and additions are charged to the asset accounts while replacements, maintenance and repairs, which do not improve or extend the lives of the respective assets are charged to expense in the period they are incurred.

Depreciation is computed on the straight-line method over three years, the estimated useful lives of the assets.

As of December 31, 2003, the Company had property and equipment with a cost of $9,209 and accumulated depreciation in the same amount.

Income Taxes

The Company is organized as a Delaware limited liability company and, accordingly, is not subject to federal or state income taxes. The income or loss of the Company is includible in the tax returns of its members.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOTE 2. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $50,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At December 31, 2003, the Company's "Net Capital" was $226,684, which exceeded the requirements by $176,684. The ratio of "Aggregate Indebtedness" to "Net Capital" was 0.01 to 1 at December 31, 2003.

NOTE 3. RISK CONCENTRATIONS

Clearing and Depository Operations

The primary clearing and depository operations for the Company's securities transactions are provided by a brokerage firm, whose principal office is in Minneapolis, Minnesota (Primary Broker). In addition, the Company maintains a clearing account with another brokerage firm whose principal offices are in Canada. At December 31, 2003, the amount receivable from broker and the deposit at broker, as reflected in the accompanying statement of financial condition, are due from and held by the Primary Broker.

NOTE 4. RELATED PARTIES

Management Fees

The Company receives management and administrative services from Compass Advisors. In this regard, Compass Advisors incurs operating expenses for the Company in consideration of a management fee.

Allocation of Income and Loss

The allocation of income and loss is subject to certain special allocations. The initial allocation is to Compass Holdings and is 60% of the gross Company commissions generated by Compass Holdings. A secondary allocation, which is on a case by case basis and at varying percentages, is to both Compass Holdings and Robert Budihas. After giving effect to the special allocations, the Company's net profit or loss is then allocated 50% to Robert Budihas and 50% to Joseph Meyer.

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Miami:

2699 s. bayshore drive
miami, florida 33133

305 858 5600
305 856 3284 fax

Ft. Lauderdale:

200 e. broward blvd., ste. 1310
ft. lauderdale, florida 33301

954 713 7444
954 759 7877 fax

Boca Raton:

225 n.e. mizner blvd., ste. 250
boca raton, florida 33432

561 394 5100
561 750 9781 fax

World Wide Web:
www.kaufmanrossin.com